Filed Pursuant to Rule 433
Registration No. 333-134553

FX Basket-Linked Note
(“EM High Yield Digital Plus Basket”)	Preliminary Terms and Conditions February 2, 2007

100% Principal-Protected	Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term.  Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

This note allows an investor to hold a long position in the Brazilian Real (BRL), Hungarian Forint (HUF), Indonesian Rupiah (IDR), Indian Rupee (INR), Mexican Peso (MXN) and Turkish Lira (TRY) and a short position in the U.S. Dollar (USD) via a single basket consisting of these long and short currencies (with the long currencies having a positive weighting in the basket and the short currency having a negative weighting in the basket).  If the Basket Value, which is linked to the performance of the long currencies vs. the USD, is greater than or equal to zero but less than [0.12] on the Valuation Date (that is, the Basket Value has increased by up to 12%), the investor will receive a single payment at maturity equal to the principal amount of the notes plus an additional return of [12-14%] multiplied by that principal amount. If the Basket Value is greater than or equal to [0.12] on the Valuation Date (that is, the Basket Value has increased by [12%] or more), the investor will receive a single payment at maturity equal to the principal amount of the notes plus an additional return equal to the principal amount of the notes multiplied by a percentage equal to [12-14%] plus the product of [150%] (the Leverage) and the amount by which the Basket Value exceeds [0.12] (that is, the appreciation in the Basket Value above [12%]).  If the Basket Value on the Valuation Date is less than zero, then the investor will receive at maturity only the principal amount of the notes, with no additional return.  The notes do not bear interest and are 100% principal protected if held to maturity.

Issuer:	Lehman Brothers Holdings Inc. (A1, A+, A+)

Issue Size:	USD [TBD]

Issue Price	100%

Principal Protection	100%

Trade Date	[TBD]

Issue Date	Trade Date + [3] Business Days

Valuation Date

Maturity Date - [3] Valuation Business Days; provided that, upon the occurrence of a Disruption Event with respect to a Reference Currency, the Valuation Date for the affected Reference Currency may be postponed (as described in “Disruption Events” below).

Maturity Date	Issue Date + [12] Months

Reference Currencies	Brazilian Real (BRL), Hungarian Forint (HUF), Indonesian Rupiah (IDR), Indian Rupee (INR), Mexican Peso (MXN), and Turkish Lira (TRY)

Reference Exchange Rates	The spot exchange rates for each of the Reference Currencies quoted against the U.S. dollar expressed as number of units of the Reference Currency per USD 1.

Leverage	[150%]

Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note plus the Additional Amount, if any

Additional Amount	A single U.S. dollar amount equal to the principal amount of each note multiplied by:

	0.0%	if the Basket Value is less than 0;

	[12-14%]	if the Basket Value is greater than or equal to 0 but less than [0.12]; or

	[12-14%] + (Leverage * [Basket Value – [0.12]]), expressed as a percentage	if the Basket Value is greater than or equal to [0.12].

Basket Value	The sum of the following quotients in respect of the USD and each Reference Currency:

Initial Currency Amount
Settlement Rate

Initial Currency Amount	The Initial Currency Amount for the USD and each Reference Currency is as set forth below:

Currency	Initial Currency Rate	Weighting	Initial Currency Amount
BRL	TBD	30%	TBD
HUF	TBD	20%	TBD
IDR	TBD	20%	TBD
INR	TBD	10%	TBD
MXN	TBD	15%	TBD
TRY	TBD	5%	TBD
USD	TBD	-100%	TBD

Where Initial Currency Amount = Weighting * Initial Currency Rate

The Initial Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the Trade Date in accordance with the Settlement Rate Option. The Initial Currency Rate for the USD is 1.

Settlement Rate

For each Reference Currency, the Reference Exchange Rate on the Valuation Date, determined in accordance with the Settlement Rate Option (subject to the occurrence of a Disruption Event).  The Settlement Rate for the USD shall be 1.

Settlement Rate Option and Valuation Business Day:

Reference Currency	Screen Reference	Valuation Business Day
BRL	BRFR	Brazilia, Rio de Janiero or São Paulo

IDR	ABSIRFIX01	Jakarta

INR	RBIB	Mumbai

MXN	USDMXNFIX=	Mexico City

HUF	The HUF/EUR fixing rate on ECB37 divided by the USD/EUR fixing rate on ECB37	TARGET

TRY	The TRY/EUR fixing rate on ECB37 divided by the USD/EUR fixing rate on ECB37	TARGET

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the prospectus supplement dated May 30, 2006 for the issuer’s Medium Term Notes, Series I.

Business Day	New York

Business Day Convention	Following

Disruption Events

If a Disruption Event relating to one or more Reference Currencies is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Value using:

•      for each Reference Currency that did not suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the scheduled Valuation Date, and

•      for each Reference Currency that did suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such day in accordance with "Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006, for the issuer’s Medium Term Notes, Series I).

A “Disruption Event” means any of the following events with respect to a Reference Currency, as determined in good faith by the Calculation Agent:

(A)  the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the delivery of USD from accounts inside the Reference Currency Jurisdiction for that Reference Currency to accounts outside that Reference Currency Jurisdiction; or (y) for HUF, MXN and TRY only, the conversion of the Reference Currency into USD through customary legal channels;

(B)   the occurrence of any event causing the Reference Exchange Rate for the Reference Currency to be split into dual or multiple currency exchange rates; or

(C)   the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (i) in the Reference Currency Jurisdiction for that Reference Currency that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Identifier	ISIN: [TBD]

CUSIP: [TBD]

Settlement System	DTC

Denominations	USD 1,000 and whole multiples of USD 1,000

Issue Type	US MTN

United States Federal Income Tax Treatment

It is expected that the notes will be treated as short-term debt securities as described under "United States Federal Income Tax Consequences-Debt Securities-Short-Term Debt Securities" in the prospectus dated May 30, 2006.  The notes could also be subject to special rules relating to foreign currency that could affect the character of the amount received at maturity and the gain or loss realized upon the sale or disposition of the notes. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

It is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the notes would be treated as capital gain or ordinary income. Gain realized by a holder who has held the notes during their entire term to maturity is likely to be treated as ordinary income. Any loss realized by such holder upon maturity would likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income.

Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes, including the application of special foreign currency rules and rules governing short-term debt securities.

Historical Exchange Rates

The following charts show the spot exchange rates for each Reference Currency at the end of each week in the period from the week ending January 25, 2004 through the week ending January 28, 2007 using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The spot exchange rates are expressed as the amount of U.S. dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar. The spot exchange rates used to calculate the Basket Value are expressed as the amount of Reference Currency per U.S. dollar, which are the inverse of the spot exchange rates presented in the following charts.  The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Value or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity, or what that Additional Amount, if any, may be.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note shows scenarios for the Redemption Amount payable at maturity of the notes, including scenarios under which an Additional Amount will or will not be payable, based on hypothetical values for the Initial Currency Rates for the Reference Currencies (which are determined on the Trade Date) and for the Settlement Rates (which are determined on the Valuation Date), and consequently of the Basket Value.  The Initial Currency Rate and Settlement Rate values for the Reference Currencies have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.

The following examples also assume that (a) if the Basket Value is greater than or equal tozero but less than0.12, the Additional Amount payable will be 14% times the principal amount of the notes, (b) if the Basket Value is greater than or equal to0.12, the Additional Amount will equal the principal amount of the notes times a percentage equal to 14% plus the product of the Leverage and the amount by which the Basket Value exceeds 0.12, and (c) the Leverage is 150%.  The actual Additional Amount returns and Leverage for the notes will also be determined on the Trade Date.

Example 1: BRL, HUF, IDR, INR, MXN and TRY each appreciate relative to their Initial Currency Rates, resulting in a Basket Value of 0.2022, which is greater than 0.12, and therefore an Additional Amount of 26.3%, and a Redemption Amount of 126.3%, times the principal amount of the notes.

	Initial Currency Rate		Initial Currency	Settlement Rate	Initial Currency Amount
Reference Currency	(on Trade Date)	Weighting	Amount	(on Valuation Date)	Divided by Settlement Rate
BRL	2.1281	30%	0.6384	1.7450	0.3659
HUF	196.220	20%	39.2440	162.863	0.2410
IDR	9080.00	20%	1816.00	7718.00	0.2353
INR	44.24	10%	4.4240	37.60	0.1177
MXN	10.9645	15%	1.6447	8.9909	0.1829
TRY	1.4180	5%	0.0709	1.1911	0.0595
USD	1.0000	-100%	-1.0000	1.0000	-1.0000

				Basket Value =	0.2022
				Leverage =	150%
	Additional Amount = 14% + (150% * [0.2022-0.12]) =				26.3%
			Redemption Amount =		126.3%

Example 2: BRL, HUF, IDR, INR, MXN and TRY each appreciate relative to their Initial Currency Rates, resulting in a Basket Value of 0.0557, which is greater than zero but less than 0.12, and therefore an Additional Amount of 14.0%, and a Redemption Amount of 114.0%, times the principal amount of the notes.

	Initial Currency Rate		Initial Currency	Settlement Rate	Initial Currency Amount
Reference Currency	(on Trade Date)	Weighting	Amount	(on Valuation Date)	Divided by Settlement Rate
BRL	2.1281	30%	0.6384	1.9791	0.3226
HUF	196.22	20%	39.2440	186.409	0.2105
IDR	9080	20%	1816.00	8807.60	0.2062
INR	44.24	10%	4.4240	42.47	0.1042
MXN	10.9645	15%	1.6447	10.4163	0.1579
TRY	1.4180	5%	0.0709	1.3046	0.0544
USD	1	-100%	-1.0000	1.0000	-1.0000

			Basket Value =		0.0557
			Additional Amount =		14.0%
			Redemption Amount =		114.0%

Example 3: BRL, HUF, IDR, INR, MXN and TRY each depreciate relative to their Initial Currency Rates, resulting in a Basket Value of –0.0834 and, because the Basket Value is less than 0, an Additional Amount of zero and a Redemption Amount of 100% (the return of principal invested, with no additional return).

	Hypothetical Initial		Hypothetical	Hypothetical Settlement	Hypothetical Initial Currency
	Currency Rate		Initial Currency	Rate	Amount Divided by
Reference Currency	(on Trade Date)	Weighting	Amount	(on Valuation Date)	Hypothetical Settlement Rate
BRL	2.1430	30%	0.6429	2.2502	0.2857
HUF	193.660	20%	38.7320	213.026	0.1818
IDR	8990.00	20%	1798.00	10248.60	0.1754
INR	44.16	10%	4.4160	49.02	0.0901
MXN	10.8850	15%	1.6328	11.9735	0.1364
TRY	1.4185	5%	0.0709	1.5036	0.0472
USD	1.0000	-100%	-1.0000	1.0000	-1.0000

			Basket Value =		-0.0834
			Redemption Amount =		100.0%

Example 4:  BRL, HUF, and IDR appreciate relative to their Initial Reference Currency Rates while INR, MXN and TRY depreciate relative to their Initial Currency Rates, resulting in a Basket Value of 0.1116, which is greater than zero but less than 0.12, and therefore an Additional Amount of 14.0%, and a Redemption Amount of 114.0%, times the principal amount of the notes.

	Initial Currency Rate		Initial Currency	Settlement Rate	Initial Currency Amount
Reference Currency	(on Trade Date)	Weighting	Amount	(on Valuation Date)	Divided by Settlement Rate
BRL	2.1281	30%	0.6384	1.8089	0.3529
HUF	196.220	20%	39.2440	166.787	0.2353
IDR	9080.00	20%	1816.00	7718.00	0.2353
INR	44.24	10%	4.4240	45.57	0.0971
MXN	10.9645	15%	1.6447	11.5127	0.1429
TRY	1.4180	5%	0.0709	1.4747	0.0481
USD	1.0000	-100%	-1.0000	1.0000	-1.0000

			Basket Value =		0.1116
			Additional Amount =		14.0%
			Redemption Amount =		114.0%

Example 5:   HUF, INR and MXN, appreciate relative to their Initial Currency Rates while BRL, IDR and TRY depreciate relative to their Initial Currency Rates, resulting in a Basket Value of 0.0073, which is greater than zero but less than 0.12, and therefore an Additional Amount of 14.0%, and a Redemption Amount of 114.0%, times the principal amount of the notes.

	Initial Currency Rate		Initial Currency	Settlement Rate	Initial Currency Amount
Reference Currency	(on Trade Date)	Weighting	Amount	(on Valuation Date)	Divided by Settlement Rate
BRL	2.1281	30%	0.6384	2.2771	0.2804
HUF	196.220	20%	39.2440	172.674	0.2273
IDR	9080.00	20%	1816.00	9988.00	0.1818
INR	44.24	10%	4.4240	39.82	0.1111
MXN	10.9645	15%	1.6447	10.3066	0.1596
TRY	1.4180	5%	0.0709	1.5031	0.0472
USD	1.0000	-100%	-1.0000	1.0000	-1.0000

			Basket Value =		0.0073
			Additional Amount =		14.0%
			Redemption Amount =		114.0%

Example 6: BRL, HUF, IDR  and INR, appreciate relative to their Initial Currency Rates while MXN and TRY depreciate relative to their Initial Currency Rates, resulting in a Basket Value of 0.1287, which is greater than 0.12, and therefore an Additional Amount of 15.3%, and a Redemption Amount of 115.3%, times the principal amount of the notes

	Hypothetical Initial		Hypothetical	Hypothetical Settlement	Hypothetical Initial Currency
	Currency Rate		Initial Currency	Rate	Amount Divided by
Reference Currency	(on Trade Date)	Weighting	Amount	(on Valuation Date)	Hypothetical Settlement Rate
BRL	2.1281	30%	0.6384	1.7663	0.3615
HUF	196.220	20%	39.2440	170.711	0.2299
IDR	9080.00	20%	1816.00	8172.00	0.2222
INR	44.24	10%	4.4240	37.60	0.1177
MXN	10.9645	15%	1.6447	11.0741	0.1485
TRY	1.4180	5%	0.0709	1.4464	0.0490
USD	1.0000	-100%	-1.0000	1.0000	-1.0000

				Basket Value =	0.1287
				Leverage =	150%
	Additional Amount = 14% + (150% * [0.1287-0.12]) =				15.3%
			Redemption Amount =		115.3%

Example 7: HUF, INR  and TRY, appreciate relative to their Initial Currency Rates while BRL, IDR and MXN depreciate relative to their Initial Currency Rates, resulting in a Basket Value of -0.0353, and, because the Basket Value is less than 0, an Additional Amount of zero and a Redemption Amount of 100% (the return of principal invested, with no additional return).

	Hypothetical Initial		Hypothetical	Hypothetical Settlement	Hypothetical Initial Currency
	Currency Rate		Initial Currency	Rate	Amount Divided by
Reference Currency	(on Trade Date)	Weighting	Amount	(on Valuation Date)	Hypothetical Settlement Rate
BRL	2.1430	30%	0.6429	2.4645	0.2609
HUF	193.660	20%	38.7320	170.421	0.2273
IDR	8990.00	20%	1798.00	9889.00	0.1818
INR	44.16	10%	4.4160	40.63	0.1087
MXN	10.8850	15%	1.6328	12.1912	0.1339
TRY	1.4185	5%	0.0709	1.3618	0.0521
USD	1.0000	-100%	-1.0000	1.0000	-1.0000

			Basket Value =		-0.0353
			Redemption Amount =		100.0%